July 9, 2014

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:    Stephen Krikorian, Accounting Branch Chief
Christine Davis, Assistant Chief Accountant
Amanda Kim, Staff Accountant
Ji Kim, Staff Attorney
Jan Woo, Staff Attorney

Re: ChannelAdvisor Corporation
Form 10-K for the fiscal year ended December 31, 2013 Filed February 27, 2014
File No. 001-35940

Dear Mr. Krikorian:

Set forth below are our responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the comment letter dated June 6, 2014, relating to the Form 10-K for Fiscal Year Ended December 31, 2013 (the “Annual Report”) of ChannelAdvisor Corporation (the “Company”).  This letter includes each comment from the letter in italics, with the Company’s response set forth immediately below.  The Company has repeated the headings and paragraph numbers from the letter for your convenience.

Form 10-K for the fiscal year ended December 31, 2013

Item 1. Business, page 3

1.	We note that you do not provide disclosure of backlog believed to be firm. Please tell us how you considered providing this disclosure pursuant to Item 101(c)(1)(viii) of Regulation S-K.

RESPONSE:

The Company respectfully advises the Staff that it has carefully considered the requirements of Item 101(c)(1) of Regulation S-K in the description of its business included in the Annual Report. Specifically, with respect to the disclosure of the dollar amount of backlog orders contemplated by paragraph (viii) of Item 101(c)(1), the Company does not believe that such information is material to an understanding of the Company’s business taken as a whole and that, in addition, the disclosure could potentially be misleading to investors in that it would offer an incomplete view of the Company’s future revenue trends.

2701 Aerial Center Parkway, Morrisville, NC 27560 | Phn: 866-264-8594, Fax: 866-225-3085 | ChannelAdvisor.com

United States Securities and Exchange Commission
Division of Corporation Finance

As described in the Annual Report and in the Company’s other filings with the Commission, the Company delivers its “software-as-a-service” (SaaS) solutions in a manner in which the customer has immediate access to the Company’s cloud-based platform. As a result, after execution of a contract, there is no need for the customer to download, install or upgrade any software in order to access the Company’s platform. Accordingly, the Company believes that it does not have “backlog” in the traditional sense of future orders of its products and services.

The Company derives its revenue primarily from subscription fees paid to the Company by its customers for access to and usage of its SaaS solutions for a specified contract term. The substantial majority of the Company’s contracts with its customers are for one year, and the fee paid to the Company is based upon the customer’s gross merchandise value (GMV) processed through the Company’s platform. A portion of the subscription fee is typically fixed, based upon a specified minimum monthly amount of GMV that a customer expects to process through the Company’s platform. The remaining portion of the subscription fee is variable and is based on a specified percentage of GMV processed through the Company’s platform in excess of the customer’s specified minimum monthly GMV amount.

In some cases, customers will pay the Company all or some portion of the fixed subscription fee in advance, which may be for the full year or may be paid semi-annually or quarterly. In these cases, the portion of the fixed fee received in advance is included in deferred revenue on the Company’s balance sheet and amortized and recognized as revenue over the period for which the payment was intended, which as described above is typically one year. The variable component of customer fees is then billed monthly in arrears and calculated based upon the actual amount of GMV processed through the Company’s platform during the month. Advance payments, if any, are then deducted from the amount to be invoiced. If a customer’s actual GMV in a month is below its minimum GMV commitment, then the customer pays only the fixed portion of the subscription fee, and if the customer has paid this in advance, nothing more would be due for the month. If the customer’s actual GMV exceeds its minimum commitment level, then an additional fee for the incremental GMV beyond the minimum is calculated and included in the customer’s invoice.

In summary, the subscription fees the Company generates as revenue from its customers can be separated into three components:

•	fixed subscription fees paid in advance, which are reflected as deferred revenue on the Company’s balance sheet;

•	fixed subscription fees invoiced and paid monthly in arrears, or unbilled deferred revenue; and

•	variable subscription fees calculated as a percentage of the incremental monthly GMV beyond the minimum GMV commitment.

The Company believes that the third component, variable fees, should not be within the scope of “backlog” as contemplated by Item 101(c)(1)(viii), as such amounts are not known in advance and are only due if the GMV exceeds the minimum committed level for that month.

In determining whether additional disclosure related to the second component, unbilled deferred revenue, would be material to understanding the Company’s business taken as a whole, the Company considered the following points:

United States Securities and Exchange Commission
Division of Corporation Finance

•
Because the substantial majority of the Company’s contracts have a duration of one year, all of the unbilled deferred revenue will be recognized as revenue within twelve months and on average, at any point in time, only one-half of this amount will be included as unbilled deferred revenue.

•
In its filings with the Commission, the Company already discloses its subscription dollar retention rate, a metric that the Company believes provides better insight into the ongoing value of a customer in terms of potential future revenue.

•
In its filings with the Commission, the Company discloses the portion of its revenues derived from fixed subscription fees, and the Company believes that this disclosure, together with the disclosure of its subscription dollar retention rate, will provide investors with a better understanding of trends affecting the Company’s future revenues. As the proportion of Company’s total revenue derived from fixed subscription fees can change from quarter to quarter due to contracts with new customers and the effects of seasonality, the Company believes that disclosure of unbilled deferred revenue would not provide a complete picture of its revenue trends at any point in time. In addition, the percentage of customers paying the fixed subscription fees in advance can vary significantly from period to period, which could cause investors to make misguided assumptions as to trends in the Company’s deferred revenue and unbilled deferred revenue balances.

•
In its filings with the Commission, the Company also discloses its core customer count and average revenue per customer, and the Company believes that these disclosures are an appropriate way to measure and gauge trends in a subscription model and provide investors a better understanding of the trends affecting the Company’s future revenues. The Company notes that its management uses core customer count and average revenue per customer as key metrics in analyzing its business and in developing forward-looking revenue guidance provided to investors.

•	Unbilled deferred revenue is not a metric that the Company’s management uses in analyzing its business or in developing its forward-looking revenue guidance provided to investors.

For these reasons, the Company does not believe that its deferred revenue constitutes what is traditionally viewed as “backlog,” and does not believe that providing additional information related to its deferred unbilled revenues is material to an understanding of the Company’s business taken as a whole. The Company advises the Staff that it believes that the current information provided in its filings with the Commission as to the respective percentages of fixed and variable subscription fee revenues, as well as disclosure related to its retention performance, provides investors with a more complete understanding of trends affecting the Company’s future revenues.

United States Securities and Exchange Commission
Division of Corporation Finance

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

2.
Please tell us what consideration you have given to discussing in your Management’s Discussion and Analysis section any known material commitments, trends or uncertainties and the key drivers you expect to impact revenue growth, especially related to your international expansion and the growth of e-commerce. We note your disclosure on page 30 that you face a variety of challenges and risks related to your growth strategy including those related to your international expansion. Consider discussing those risks and challenges, where you are focusing your expansion efforts, a description of the resources you plan to commit and the financial impact that it will have on the company. You note in the earnings call for the fourth quarter of 2013 that you are making a substantial push into several new markets in 2014, including China. In your earnings call for the first quarter of 2014, you stated that you invest between $4 million and $6 million in 2014, with the bulk of that investment occurring over the next three quarters. You further stated that while growth in China will not have a material impact on revenue in 2014, over the next three years, you expect it to be a major growth driver. Refer to Item 303(a) of Regulation S-K, Section III.B of SEC Release 33-6835, and Section III.B SEC Release 33-8350.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that, in future filings, it will revise the final paragraphs of “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Overview” to read substantially similar to the following, with updates as appropriate, and that Company will include the projected amount of investment in foreign countries whenever it is material.

“We face a variety of challenges and risks, which we will need to address and manage as we pursue our growth strategy. In particular, we will need to continue to innovate in the face of a rapidly changing and increasingly fragmented e-commerce landscape if we are to remain competitive, and we will need to effectively manage our growth, especially related to our international expansion.

Although e-commerce continues to expand as retailers and manufacturers continue to increase their online sales, it is also becoming more complex and fragmented due to the hundreds of channels available to retailers and manufacturers and the rapid pace of change and innovation across those channels. In order to gain consumers’ attention in a more crowded and competitive online marketplace, many retailers and an increasing number of manufacturers sell their merchandise through multiple online channels, each with its own rules, requirements and specifications. In particular, third-party marketplaces are an increasingly important driver of growth for a number of large online retailers, and as a result we need to continue to support multiple channels in a variety of geographies in order to support our targeted revenue growth. As of June 30, 2014, we supported 37 marketplaces, up from 35 at December 31, 2013.

United States Securities and Exchange Commission
Division of Corporation Finance

We believe the growth in e-commerce globally presents an opportunity for retailers and manufacturers to engage in international sales. However, country-specific marketplaces are often the market share leaders in their regions, as is the case for Alibaba in Asia and MercadoLibre in much of Latin America. In order to help our customers capitalize on this potential market opportunity, and to address our customers’ needs with respect to cross-border trade, during 2013 and thus far in 2014, we have expanded our presence in the Asia-Pacific and Latin America regions through the opening of offices in China and Brazil. Doing business overseas involves substantial challenges, including management attention and resources needed to adapt to multiple languages, cultures, laws and commercial infrastructure, as further described in this report under the caption “Risks Related to our International Operations.” While we do not expect our growth in China to have a material impact on our overall revenue in 2014, we expect it to be a major growth driver over the long-term. For the year ending December 31, 2014, we expect to invest between $2 million and $6 million related to the expansion of our business in China.

Our senior management continuously focuses on these and other trends and challenges, and we believe that our culture of innovation and our history of growth and expansion will contribute to the success of our business. We cannot, however, assure you that we will be successful in addressing and managing the many challenges and risks that we face.”

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page 54

3.
We note that your implementation fees do not have standalone value from your subscription services and as a result, you are recognizing the implementation fees ratably over the contract term. Please tell us your consideration for recognizing these implementation fees over the estimated customer life based on the guidance in footnote 39 of SAB Topic 13A.3.f.

RESPONSE:

The Company respectfully advises the Staff that, in determining the period over which revenue from implementation fees should be recognized, the Company considered the guidance outlined in Topic 13A.3.f of Staff Accounting Bulletin (SAB) No. 104 and, based on the specific facts and circumstances of its contractual relationships, concluded that the appropriate recognition period is the initial contract term of its agreements with customers, which, as described in its response to Comment 1 above, is typically one year. The Company concluded that the implementation services it provides are not analogous to the nonrefundable initial fees contemplated by SAB Topic 13A.3.f and, therefore, are not required to be amortized over the expected customer relationship period, if longer than the initial contract term.

United States Securities and Exchange Commission
Division of Corporation Finance

The implementation fees that the Company receives from customers are charged for implementation services that the Company provides to the customer, at the customer’s option, during its initial launch on the Company’s platform, as well as introductory training for customer personnel. These implementation services are generally provided over a 30- to 90-day period immediately following the inception of the contract, a time period that is specified in the launch agreement. A typical implementation service arrangement would provide the new customer with access to a Company representative by telephone and email over the launch period to obtain support with the implementation and configuration of the platform, using standard features of the Company’s software and based upon standard configurations. While the Company believes that the purchase of these implementation services may facilitate the customer’s initial launch on the Company’s platform, the services are not essential to the functionality of the Company’s software, and the customer is not required to purchase these services in order to access the Company’s platform. In fact, it is not uncommon for customers to choose not to purchase the initial implementation services. If the customer chooses not to purchase the initial implementation services, no implementation fee is charged.

The Company’s implementation services are designed solely to facilitate and accelerate a new customer’s initial launch on the Company’s platform. Because these implementation services have no standalone value, as noted by the Staff, the Company accounts for them as one unit of accounting in a multiple-element arrangement, in accordance with ASC 605-25, Revenue recognition - multiple element arrangements, and recognizes the revenue over the contract term of the SaaS subscription, which is the last element of the arrangement to be delivered.

The Company notes that Topic 13A.3.f. and the text accompanying footnote 39 contemplate an arrangement in which the customer continues to benefit from the payment of the up-front fee, as in the case where subsequent renewals are priced at a bargain to the initial up-front fee. In determining the applicability of this guidance, the Company took into account that the implementation services are not required and serve only to facilitate and accelerate the customer’s use of the Company’s platform. In addition, the payment of the implementation fees at the inception of the initial contract has no bearing on the price of any subsequent renewals. The customer receives no determinable benefit from the implementation services beyond its initial contract with the Company. A customer’s pricing on subsequent contract renewals is dependent only upon the level of GMV it expects to process through the Company’s platform. For these reasons, the Company believes that recognizing the implementation fee revenue over the initial contract term is appropriate and that it is consistent with the guidance provided by ASC 605-25 and Topic 13A.

For informational purposes, the Company supplementally advises the Staff that revenue recognized from implementation fees for each of the three years in the period ended December 31, 2013, was 3.3%, 3.1% and 3.8%, respectively, of the Company’s total revenues.

United States Securities and Exchange Commission
Division of Corporation Finance

12. Segment and Geographic Information, page 69

4.	We note that you currently disclose “International” revenue. Please tell us if any specific countries are material to your consolidated revenues and tell us your consideration of ASC 280-10-50-41(a).

RESPONSE:

The Company respectfully advises the Staff that the Company considered the annual disclosure requirements included in ASC 280-10-50-41(a), specifically that revenues from external customers attributed to an individual foreign country must be disclosed separately if deemed material.

The Company assessed materiality in determining whether it is required to disclose international revenue by individual foreign country. The Company advises the Staff that the only individual foreign country from which it recognized revenue from external customers greater than 3.6% of total consolidated net revenue for each of the years ended December 31, 2011, 2012 and 2013 was the United Kingdom. The Company’s revenue from customers based in the United Kingdom, as a percentage of total consolidated net revenue, totaled 15% for each of the years ended December 31, 2011 and 2012 and 14% for the year ended December 31, 2013. As the Company continues its international expansion initiatives, particularly in the Asia-Pacific and Latin America regions, as described in its quarterly report on Form 10-Q for the three months ended March 31, 2014, the Company expects that the percentage of its total consolidated revenues to be derived from customers based in the United Kingdom may decrease. This expectation is supported by the fact that the Company’s revenue derived from customers based in the United Kingdom, as a percentage of the Company’s total consolidated net revenue, declined to 13% for the three months ended March 31, 2014.

In addition, the Company believes that the nature of its business reduces the meaningfulness of revenues being derived from customers based in any particular foreign country. The Company’s platform is global, meaning that a customer in the U.K. accesses the same platform as does a customer in the U.S. or anywhere else in the world. In considering the materiality of the Company’s revenues derived from U.K.-based customers to an understanding of the Company’s business as a whole, the Company notes that the risk profile of its U.K.-based customers does not differ significantly from that of other international customers selling products globally using the Company’s U.S.-based platform.

After taking into account the decreasing percentage of its revenues derived through the U.K., together with the fact that its U.K.-based customers access the Company’s U.S.-based platform in order to generate revenues for the Company, the Company has concluded, after considering both ASC 280-10-50-41(a) and Item 101(d)(i)(C) of Regulation S-K, that separate disclosure of its revenue derived from U.K.-based customers would not be meaningful or material to an understanding of the Company’s business taken as a whole. As the Staff has noted, the Company does provide disclosure of total contracted international revenues. The Company respectfully advises the Staff that it will continue to evaluate the meaningfulness and materiality of any individual foreign country under ASC 280-10-50-41(a) and Item 101(d)(i)(C) and, if any individual country is determined to be material for a completed reporting period, the Company will disclose the percentage of its revenues derived from such foreign country in its filings with the Commission.

United States Securities and Exchange Commission
Division of Corporation Finance

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

5.	Please confirm that disclosure regarding “Compensation Committee Interlocks and Insider Participation” is not required under Item 407(e)(4) of Regulation S-K.

RESPONSE:

The Company hereby confirms for the Staff that, in reliance on Compliance and Disclosure Interpretation 233.02, no such disclosure is required. The Company advises the Staff that during the year ended December 31, 2013, it had no transactions or relationships that triggered a disclosure obligation under Item 407(e)(4) of Regulation S-K and that the only disclosure that would have been required to be provided pursuant to Item 407(e)(4) is the identity of the members of the compensation committee. Accordingly, the Company omitted the Item 407(e)(4) caption (“Compensation Committee Interlocks and Insider Participation”).

6.	Please confirm that in future filings you will include a section entitled “Compensation Committee Report” and the disclosure required by Item 407(e)(5) of Regulation S-K.

RESPONSE:

The Company advises the Staff that, as an emerging growth company under the JOBS Act, it is not required to provide a Compensation Disclosure and Analysis under Item 402(b) of Regulation S-K. As a result, the Company’s compensation committee did not review and discuss a Compensation Disclosure and Analysis. Accordingly, the Company respectfully submits to the Staff that it had no information to disclose under Item 407(e)(5) of Regulation S-K.

****
In connection with the responses in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
Division of Corporation Finance

If you have any questions regarding any of the responses in this letter, please contact me at (919) 249-9780.

Sincerely,

CHANNELADVISOR CORPORATION

/s/ John F. Baule
John F. Baule
Chief Financial Officer